04030370

OMI LIMITED

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 2 pages.

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Friday 14 May, 2004.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SEC MAIL PROCESSING RECEIVED MAY 24 2004 WASH. D.C. 158 SECTION

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	12 May, 2004	Company Announcement: Scalpel Orders Exceed Forecast

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

dw 5/25

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

omi LIMITED

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 2 of 2 pages.

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

12 May 2004

Scalpel Orders Exceed Forecast

Occupational and Medical Innovations Limited ("OMI") today announced that it has confirmed US and Australian orders for its Safety Scalpel in May of $294,000. This exceeds last month's orders of $197,000, an increase of 49%.

Mr Keith Taske, OMI Joint Managing Director, said "this is a very pleasing result given the official USA launch of the Scalpel was at the Association of Peri-Operative Registered Nurses (AORN) conference in San Diego in March of this year. To exceed forecast sales this early is genuine market endorsement of a great product."

OMI were awarded the prestigious Australian Design Award in 2003 for its Safety Scalpel – a simple cartridge system that encapsulates the blade allowing it to be loaded and removed without risk.

OMI has two other products that are due to go to market soon - The Safety Retractable Syringe through Terumo will reach the market in volume in Australia by end June 2004. In mid April Mr Taske held discussions with BBraun in the USA regarding global distribution of the Safe IV Access Valve. These discussions are encouraging and progressing.

Mr Taske added that "OMI is More than a Syringe Company; it is a Multi Medical Device Company. Our continuing strategy is to launch locally in the Australian market and then distribute globally. Our people have recently returned from a series of overseas meetings with a view to establish global distribution networks for our full range of products and we are more than satisfied with our progress to date."

KEITH TASKE
Joint Chief Executive Officer